Annual Report

Cover Page

Name of issuer:

Voodoo Scientific USA, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 7/8/2021

Physical address of issuer:

1171 W PASEO DEL MAR
LOS ANGELES CA 90731

Website of issuer:

https://voodooscientific.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$162,083.00	$314,265.00
Cash & Cash Equivalents:	$162,083.00	$312,290.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$5,830.00	$10,734.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($690,023.00)	($777,180.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   Voodoo Scientific USA, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Joana Montenegro	CSO	Voodoo Scientific	2021
Martin Enriquez	CEO	Voodoo Scientific	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Joana Montenegro	Secretary	2021
Joana Montenegro	Chief Science Officer	2021
Martin Enriquez	CEO	2021
Martin Enriquez	President	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Joana Montenegro	5000000.0 Common Stock	50.0
Martin Enriquez	5000000.0 Common Stock	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading***

that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Risk that the Company is at an early-stage with limited operating history.
The Company is considered early-stage having been founded in 2021 with substantial work remaining to develop the product and the business. As the Company is in the product development stage and thus has not had customer sales, the lack of operating history makes it difficult for potential investors to evaluate our business model, our customer prospects and plans to attract distillers to purchase our enzymatic system to smooth spirits, and our projections for future performance. No assurance can be given as to the ultimate success of the Company, and the likelihood of the success should be considered in light of the difficulties frequently encountered in connection with the formation of a new business and a new product.
The co-founders are experienced business executives and business builders with extensive and relevant experience, however, neither have developed and marketed specifically a processing aid for alcoholic beverages.

Risk that intellectual property rights may not fully materialize.
The Company will rely on various intellectual property rights, such as patents, in several countries in order to provide some forms of barriers to potential competitors, and these rights may not fully materialize. The Company may experience adverse impacts to our competitive position and financial results if our intellectual property rights are not fully approved in any or all jurisdictions, or if they are not be sufficiently broad to provide a significant competitive advantage. The actions to build and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. The Company may

be required to initiate litigation against third parties in order to protect our rights, or third parties may assert claims against us with or without provocation. These lawsuits could be expensive and take significant time, and there are no assurances that we will sufficiently prevail in any or all of these potential suits.

The Company's primary intellectual property and differentiator in the marketplace titled "Enzymatic Smoothing of Beverages" (USPTO #507895506) is currently in Patent-Pending status in the USA with a priority date of December 2022, and was filed requesting Accelerated Examination which expedites initial feedback from the US Patent Office by December 2024. The Company has also filed under the Patent Cooperation Treaty which enables us to pursue the patent in 157 countries while maintaining the same 12/2022 priority date in those countries. This innovative patent, when and if approved, could potentially put us in a position of strength within the marketplace as it would prohibit similar enzymatic solutions for alcoholic beverages for 20 years. We may also file additional patent applications in the future, with one patent planned to file in 2024 for the specific novel enzyme system that we are developing which would protect against the copying of our product. We are planning to protect our market position by pursuing these patents in several countries, which has some inherent unpredictability and thus may require more time and funds than anticipated, with certainty of achieving the desired approvals.

Risk that additional funding may be required, and that it may be unavailable at favorable terms.

The Company is actively seeking investors to complete this Seed-Stage round of funding, of which these Wefunder investments are a part. Closing the Seed-Stage requires the Company to have a Lead Investor who would reach agreement with the co-founders on the important documents that provide the investors' rights and obligations. Upon the finalization of this Seed-Stage, the WeFunder investment converts into Preferred Stock in the Company. Preferred Stock generally has extra benefits over the Common Stock of the co-founders. Those specific benefits would be agreed with the eventual Lead Investor. The Company cannot be certain to attract a Lead Investor, or that the amount of money raised in this Seed-Stage will be sufficient to carry the company all the way to profitability such that no further investment would be required; it is unusual for a Seed-Stage investment to be sufficient. If further investment is required and obtained after this Seed-Stage, as customary, that new investment would be dilutive to the Seed-Stage investors; the amount of dilution is dependent on the amount of the new investment and the Company valuation agreed with the

new investors. There is no certainty whether additional financing will be required, and there is no assurance whether additional financing will be available when needed or whether it can be obtained on terms favorable to the Company or its investors.

Product-related costs' uncertainty: The Company is in the midst of its product development activities, and then will begin its scale-up and manufacturing operations, followed by sales activities; there is no certainty that additional funding may not be required to complete these efforts. The current stage of product development (Phase 1 – Enzyme Development) is underway with Ginkgo Bioworks and will require payment of $250,000 when completed. Two phases remain to complete the final product: (Phase 2 – Host Optimization) and the scale-up readiness for manufacturing (Phase 3 – Scale-Up). The Company has an option to complete these phases with Ginkgo, and the pre-agreed commercial terms require no cash, however, for the amount of money that Ginkgo normally charges would be given a SAFE that converts into equity at the Company's next funding round which would then be dilutive to shareholders by that amount. The amount anticipated is between $1,150,000 - $1,950,000. The Company is actively evaluating alternatives for these activities assessing aspects such as the quality, timing, costs, and risks. Depending which suppliers the Company chooses, and the terms we are able to obtain, it may also require similar additional financing. To the extent the Company raises additional capital by issuing equity, the Company's shareholders will experience dilution. If the Company raises funds through debt financings, they may become subject to restrictive covenants. To the extent that the Company raises additional funds through collaboration and product licensing arrangements, the Company may be required to relinquish some rights to the Company's intellectual property, or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may be required to delay, scale-back or eliminate their research and development programs.

Risk of reliance on the founders.

As an early-stage company, it is very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team that would hinder them from adequately continuing their participation in the Company, the future of the company may be compromised to some extent. Martin Enriquez, the co-founder and CEO, and Joana Montenegro, the co-founder and Chief Science Officer, each currently own equivalent equity ownership in the Company which collectively aggregates to a majority of the Company's outstanding equity. The co-founders currently comprise the members of the Company's Board of Directors and thus have significant control over the

of Directors and thus have significant control over the management of the Company and its direction. When this Seed Funding Round closes with the larger-scale investment by a Lead Investor, it is anticipated that the Lead Investor will also be a member of the Board of Directors. All investors, including those via WeFunder, will have Preferred Stock, and as a voting block will have voting rights on certain issues which exceeds the voting rights of the co-founders; however, the co-founders' concentrated control in the Company may limit investors' influence on other Company matters.

Risk that business projections may not be achieved.
Revenue: The Company's revenue forecast may adversely change. The Company's revenue success depends primarily on its ability to provide a convincing business case to distillers to launch and promote new products that are made smoother by using the Company's product. The assumed price to distillers for the Company's product may not be sufficiently convincing, resulting in lower revenue from lower prices or lower demand. Customers may take longer to launch their new products than assumed resulting in lower and/or delayed revenues. Consumer uptake of the distillers' new products may be slower than anticipated resulting in lower and/or delayed revenues. If the Company does not generate sufficient revenue, its business, financial condition, and operating results will be materially adversely affected.
Expenses: In order to create financial projections for the business, the Company has made certain assumptions about the costs and timing of developing the product and preparing for manufacturing. There is risk associated with the accuracy of these projections due to the unpredictability in the scientific development and technology, and the commercial agreements that the Company may be able to negotiate. The Company has made certain assumptions about the costs to operate the business, and there is risk associate with the accuracy of these projections. For example, these costs include those to make the product, supply chain, personnel, professional services, sales and marketing. Delays will also increase the expenses above those projected.

Risk from government regulation.
The Company's products and our distiller customers' products are subject to government regulations, and those regulations may change in the future; inability to comply or delays in approvals may adversely affect the Company performance. Government regulations impact the Company in a few aspects, such as: approvals that our product is safe for its intended use by governments where our customers operate (such as Europe, UK, US, Japan, and others), import/export regulations in countries where our customers operate, and our product's manufacturing,

packaging, storage and transport. Government regulations also impact our customers in a few aspects, such as manufacturing regulations, approvals for their final product, import/export regulations, and regarding the distribution and sale of alcoholic beverages.

The Company is responsible for ensuring that our product is compliant with the needed regulations in our desired jurisdictions, and for obtaining and maintaining all required approvals and licenses for our product, and we are hiring internationally expert legal counsel to assist these efforts. Our customers are responsible for obtaining and maintaining the approvals for their final products, their import/export, and their sale in their targeted jurisdictions. Inability to comply or delays in approvals may adversely affect the Company performance.

Risk from reliance on third parties.

Product Development: In April 2023, the Company entered into a 3-phase agreement with Ginkgo Bioworks Inc. ("Ginkgo") to develop our novel enzyme product to our specifications, with the Company only obligated to the Phase 1 — developing an enzyme to our specifications. The remaining Phases 2 & 3 are optional for the Company to continue with Ginkgo with a pre-agreed commercial structure, or stop work with Ginkgo and use a different supplier. Phase 2 is the development the enzyme's host organism, and Phase 3 is the scale-up of the manufacturing process to be ready for full-scale manufacturing. Phase 1 is scheduled to complete in April 2024 with positive indications thus far, however, additional work may be required to fully achieve our specifications. The Company is actively evaluating alternatives to Ginkgo for Phases 2 and 3, assessing aspects such as the quality, timing, costs, and risks. We are highly dependent on our product development suppliers, including developing a product that works well and that will pass through regulatory assessments without difficulties, and speed to market.

Manufacturing and Supply Chain: The Company's business model is highly dependent on third parties for manufacturing, packaging, warehousing and logistics. The quality, dependability and costs of these items is imperative to our marketplace success, company reputation, our costs, and ultimately our profitability. The Company is actively evaluating highly-regarded companies for our manufacturing and supply chain.

Legal Services: We rely on a third party law firms for our intellectual property and patents, corporate aspects, regulatory, and tax advice. Whereas we endeavor to select law firms with great expertise, there are no assurances that we achieve the desired outcomes on any item.

Risk from unforeseen occurrences.

The Company may be adversely affected by unforeseen

occurrences such as: natural catastrophes, political unrest, terrorism, labor disputes, economic recessions, or instability resulting in the disruption of trade from foreign countries in which our products are manufactured or sold. Litigation relating to the misuse of alcohol could adversely affect our business. Companies in the beverage alcohol industry may be exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is possible that litigation of this type directly or indirectly negatively affects the Company or our customers.

Risk from uncertain financial return.
Financial return to investors via a liquidity "exit" event: The Company's current plan is to provide shareholders an exit event via an eventual acquisition of the Company by a large multinational corporation, or possibly an IPO, at an advantageous time and value. There is no certainty that the Company's performance or market circumstances will enable an exit event at all, or one with acceptable timing and financial return to all investors.
Return to investors via dividends from profitable operations: The Company's current plan is to grow a profitable company and, until an exit event, the excess earnings above those required for Company operations would be shared via dividends to investors. There is no certainty that the Company performance or market circumstances will enable dividends at all, or with acceptable timing and financial return to all investors.
Restrictions on investors' ability to sell their shares: The Company anticipates that investors will hold their shares until an exit event. There is not a secondary market for trading the investors' Preferred Stock, and investors' ability to sell their shares are further limited by transfer restrictions under applicable securities laws and the terms of the Company's agreements for the Preferred Stock. Accordingly, any offer, sale, pledge or other transfer of the securities may be restricted, and shareholders may be required to bear the financial risks of this investment in the Company for an indefinite period of time.
Investors' shares constitute equity interests which will be subordinate to all the Company's indebtedness with respect to claims on our assets in a liquidation. The Company does not currently have any indebtedness and does not plan to take on such financing, and the Investors' agreement for their Preferred Stock gives some rights to vote on new Company indebtedness. In the event of a Company liquidation, all Company debts and liabilities must be paid before any payment is made to the shareholders.

Our future success depends on the efforts of a small

management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	10,000,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds

11/2023	Section 4(a)(2) SAFE		$883,000	General operations
11/2023	Section 4(a)(2) SAFE		$260,000	General operations
9/2024	Regulation Crowdfunding	SAFE	$506,250	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE

ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Scientific breakthrough to fully eliminate harshness from spirits. Additionally, our product eliminates the compounds that cause 4 of the 7 cancers cited by the US Surgeon General that are associated with consuming alcohol. Our technology is the only means to achieve either of these objectives.

Milestones

Voodoo Scientific USA, Inc. was incorporated in the State of Delaware in July 2021.

Since then, we have:

- All spirits have some harshness, and no technology today totally eliminates it...and distillers try!

- Distillers strive to make smoother products because those are far more desirable and more profitable

- Voodoo has created a proven way for distillers to eliminate harshness from any Spirit

- Our invention is patent-pending in the US, and soon internationally, to protect against competition

- With Voodoo, a distiller can now fully control how smooth they want their product to be.

- We are now optimizing our manufacturing process and its scale-up to full commercialization

- We have already raised >$1 million from friends and angels

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was incorporated in July 2021 and has limited operations upon which prospective investors may base an evaluation of its performance. We are not forecasting meaningful revenues for approximately 2 years, which is the time typically required to scale-up manufacturing and gain regulatory approvals (e.g. FDA).

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $0 compared to the year ended December 31, 2023, when the Company had revenues of $0.

- *Assets*. As of December 31, 2024, the Company had total assets of $162,083, including $162,083 in cash. As of December 31, 2023, the Company had $314,265 in total assets, including $312,290 in cash.

- *Net Loss*. The Company has had net losses of $690,023 and net losses of $777,180 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities*. The Company's liabilities totaled $5,830 for the fiscal year ended December 31, 2024 and $10,734 for the fiscal year ended December 31, 2023.

Liquidity & Capital Resources

To-date, the company has been financed with $1,143,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 7 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be

increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Voodoo Scientific USA, Inc. cash in hand is $94,795.31, as of April 2025. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $57,110/month, for an average burn rate of $57,110 per month. Our intent is to be profitable in 30 months.

Since the date our financials cover, there are no material changes in current spending trends; we have simply had some modest testing expenses in the past month.

We are not currently revenue generating. A total of $2MM is needed for us to become fully revenue generating; we expect this to occur in 24 months. We expect to pay $250,000 for product development.

We are not currently profitable. We expect to reach that point in 30 months with a needed $2MM raise to get there.

Besides funds raised through Wefunder ,we have raised around $1MM from friends and angel investors which is covering short term burn throughout the campaign. More funds are expected from angel investors as we seek a lead investor.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Martin Enriquez, certify that:

(1) the financial statements of Voodoo Scientific USA, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Voodoo Scientific USA, Inc. included in this Form reflects accurately the information reported on the tax return for Voodoo Scientific USA, Inc. filed for the most recently completed fiscal year.

Martin Enriquez

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company

decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an

investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://voodooscientific.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Joana Montenegro
Martin Enriquez

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Voodoo Scientific USA, Inc.

By

Martin Enriquez

CEO & Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Martin Enriquez

CEO & Co-Founder
4/23/2025

Joana Montenegro

CSO & Co-Founder
4/23/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.